makro

MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

São Paulo, February 15th, 2002.

02015253

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Makro Atacadista S.A. (File Nº 82-4095) Information Furnished Pursuant to Rule 12g3-2(b)

PROCESSED
FEB 25 2002
THOMSON FINANCIAL

Ladies and Gentlemen:

We have attached a list (Schedule I hereto) of documents which Makro Atacadista S.A. (the "Company") has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange or the Rio de Janeiro Stock Exchange and which was made public thereby or (c) distributed or is required to distribute to its security holders, since in accordance with the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 12g3-2(b) promulgated thereunder. An English translation of each such document is attached as an exhibit to Schedule I.

We are furnishing the information set forth above on the understanding that such information will not be deemed either "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information will constitute an admission for any purpose that the Company is subject to the provisions of the Exchange Act.

Please acknowledge receipt of this letter and the enclosed documents by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped and self-addressed envelope.

If you have any questions regarding any of the foregoing, please feel free to call the undersigned at (011-55-11) 3745-2818.

Sincerely,

Rubens Batista Jr.
Financial and Investor Relations Director

MAKRO ATACADISTA S.A.

Diretoria Financeira
Rua Carlos Lisdegno Carlucci, 519
CEP. 05536-900 - São Paulo - SP - Brasil
Fone: (011)3745-2818/19 - C.Postal 8374
Fax: (011)3745-2762

Schedule I

List of information which the Company has (a) made or is required to make public pursuant to the laws of Brazil, (b) filed or is required to file with the São Paulo Stock Exchange (Bolsa de Valores de São Paulo) and the Rio de Janeiro Stock Exchange (Bolsa de Valores do Rio de Janeiro) and which was made public thereby of (c) distributed or is required to distribute to its security holders.

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2. Extraordinary General Shareholders' Meeting Notification dated February 15th, 2002 (English translation attached as Exhibit 2).

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(FREE TRANSLATION)

MAKRO ATACADISTA S.A.

PUBLIC COMPANY

C.N.P.J.M.F. 47.427.653/0001-15

NIRE N° 353.001.140-60

Extraordinary General Shareholders' Meeting. NOTIFICATION: - The Shareholders of the Company are being invited to attend the Extraordinary General Shareholders' Meeting on the 25th of February, 2002, at 2:00 p.m., at the Company's Head Office, located at Rua Carlos Lisdegno Carlucci, 519, São Paulo, to deliberate upon the following "Order of the Day": **(a)** the election of Mr. Antonio Abigail Colmenares Viquendi as President of the Board of Directors and of the Advisory Council of the Company. **(b)** other matters of the Company's interest. The Shareholders, their legal representatives or proxies, in order to participate in the Meeting herewith called for, must comply with the clauses in art. 126 of the Law n° 6.404/76 and alterations resulting from the Law n° 9.457/97. São Paulo, 15th of February, 2002.

CARLOS FILIPE DE FRANÇA TEIXEIRA
Chairman of the Board of Directors

edital-de-convocação-inglês-colmenares